                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    -----------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                FRED MEYER, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   592907-10-9
                                 (CUSIP Number)


                              Robert P. Bermingham
                              The Yucaipa Companies
                    10000 Santa Monica Boulevard, Fifth Floor
                          Los Angeles, California 90067
                                 (310) 789-7200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 10, 1998
             (Date of Event which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:[ ]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (Continued on following pages)

                              (Page 1 of 25 Pages)

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 2 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         THE YUCAIPA COMPANIES
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          4,856,211
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,752,094
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            4,856,211
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          4,752,094
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,608,305
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 3 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

      YUCAIPA ARIZONA PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                           574,522
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            574,522
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      574,522
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 4 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         YUCAIPA SMITTY'S PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          631,400
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            631,400
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      631,400
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.4%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 5 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         YUCAIPA SMITTY'S PARTNERS II, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          287,264
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            287,264
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      287,264
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 6 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         YUCAIPA SSV PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,813,760
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,813,760
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,813,760
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 7 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         F4L EQUITY PARTNERS, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          3,798,526
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            3,798,526
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,798,526
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 8 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         FFL PARTNERS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          365,429
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            365,429
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      365,429
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                     PAGE 9 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         FRED MEYER/SMITH'S FOUNDATION
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         OREGON
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          28,165
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            28,165
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      28,165
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      LESS THAN 0.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 10 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         YUCAIPA CAPITAL FUND
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          335,712
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          79,719
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            335,712
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          79,719
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      415,431
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 11 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         YUCAIPA/F4L PARTNERS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          79,719
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            79,719
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      79,719
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 12 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         RONALD W. BURKLE
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      US
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          827,321
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          13,770,708
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            827,321
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          13,770,708
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,598,029
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 13 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         JEFFREY P. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,372,994
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,647,742
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,372,994
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,647,742
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,020,736
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.0%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 14 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         FRED L. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          530,686
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,383,996
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            530,686
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,383,996
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,914,682
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 15 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         DEE GLEN SMITH MARITAL TRUST I
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UTAH
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          471,002
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            471,002
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      471,002
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.3%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 16 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         TRUST FOR THE CHILDREN OF JEFFREY P. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UTAH
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,176,740
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,176,740
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,176,740
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No.     592907-10-9                                    PAGE 17 OF 25 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON

         TRUST FOR THE CHILDREN OF FRED L. SMITH
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      NA
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
         UTAH
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,383,996
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,383,996
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,383,996
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] CERTAIN SHARES
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        This Amendment No. 2 to Schedule 13D (this "Amendment") is being filed by The Yucaipa Companies, a California general partnership ("Yucaipa"), Yucaipa Arizona Partners, L.P., a California limited partnership ("Arizona Partners"), Yucaipa Smitty's Partners, L.P., a California limited partnership ("Smitty's Partners"), Yucaipa Smitty's Partners II, L.P., a California limited partnership ("Smitty's Partners II"), Yucaipa SSV Partners, L.P., a California limited partnership ("SSV Partners"), Jeffrey P. Smith, Fred L. Smith, the Dee Glen Smith Marital Trust I, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith (collectively, the "Original Reporting Persons") and F4L Equity Partners, L.P., a California limited partnership ("F4L Equity Partners"), FFL Partners, a California general partnership ("FFL Partners"), Fred Meyer/Smith's Foundation, an Oregon non-profit corporation ("Foundation"), Yucaipa Capital Fund, a California limited partnership ("Yucaipa Capital Fund"), Yucaipa/F4L Partners, a California general partnership ("Yucaipa/F4L Partners"), and Ronald W. Burkle (collectively, the "New Reporting Persons" and, together with the Original Reporting Persons, the "Reporting Persons"). This Amendment No. 2 amends the Statement on Schedule 13D dated September 9, 1997 filed with the Securities and Exchange Commission (the "Commission") on September 19, 1997 and Amendment No. 1 thereto dated November 6, 1997 filed with the Commission on November 17, 1997 (the "Statement") by the Original Reporting Persons relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Fred Meyer, Inc., a Delaware corporation ("Fred Meyer" or the "Company"), which has its principal executive offices located at 3800 S.E. 22nd Avenue, Portland, Oregon 97202. This Amendment No. 2 reflects that (i) certain of the Reporting Persons have become the beneficial owners of additional shares of Common Stock in connection with the consummation of the merger (the "Fred Meyer/Food 4 Less Merger") of FFL Acquisition Corp., a Delaware corporation ("FFL Sub") and wholly owned subsidiary of Fred Meyer, with and into Food 4 Less Holdings, Inc., a Delaware corporation ("Food 4 Less"), with Food 4 Less surviving the Fred Meyer/Food 4 Less Merger and becoming a wholly owned subsidiary of Fred Meyer; (ii) the Company and certain of the Reporting Persons have entered into a Registration Rights Agreement, dated as of March 10, 1998, as further described below; (iii) the Company and certain of the Reporting Persons have entered into an Amendment to Registration Rights Agreement, dated as of March 10, 1998, as further described below; (iv) the termination of the Voting Agreement on March 10, 1998; and (v) the deletion of Jeffrey P. Smith, Fred L. Smith, the Dee Glen Smith Marital Trust I, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith (collectively, the "Former Reporting Persons") as Reporting Persons under the Statement. The Fred Meyer/Food 4 Less Merger was consummated on March 10, 1998 pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 6, 1997, by and among the Company, FFL Sub and Food 4 Less. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2. Identity and Background.

        The response to Item 2 is amended as follows:

        Item 2(a) is restated in its entirety as follows:

        (a) This statement is being filed jointly by the Reporting Persons. Yucaipa is the sole general partner of each of Arizona Partners, Smitty's Partners, Smitty's Partners II and SSV Partners. Ronald W. Burkle, Patrick L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari, Darren W. Karst and Linda McLoughlin Figel are the general partners of Yucaipa. Ronald W. Burkle, Yucaipa Capital Advisors, Inc., a California corporation ("Yucaipa Capital Advisors"), and George G. Golleher are the sole general partners of F4L Equity Partners. Ronald W. Burkle is the sole executive officer, director and controlling stockholder of Yucaipa Capital Advisors. Ronald W. Burkle, Joe Burkle, Richard d'Abo, David Gammon, Greg Gammon, Larry Larkin, Rex H. Lewis, Harold McIntire, Douglas L. McKenzie, Michael Saltman, Charles Smith, Darrel Willoughby, Yucaipa Capital Partners, L.P., Yucaipa and Yucaipa Auto Partners, L.P. are the sole general partners of FFL Partners. Ronald W. Burkle is the sole general partner of each of Yucaipa Capital Partners, L.P. and Yucaipa Auto Partners, L.P. Ronald W. Burkle, Robert G. Miller, Roger A. Cooke and Kenneth Thrasher are the President, Vice President, Secretary and Treasurer, respectively, and each is a director, of Foundation. Yucaipa Capital Advisors is the sole general partner of Yucaipa Capital Fund. Yucaipa Capital Fund and Yucaipa are the sole partners of Yucaipa/F4L Partners. Jeffrey P. Smith is the trustee of the Dee Glen Smith Marital Trust I and the Trust for the Children of Jeffrey P. Smith. Fred L. Smith is the trustee of the Trust for the Children of Fred L. Smith.




                                 (Page 18 of 25)

        Item 2(b) is restated in its entirety as follows:

        (b) The address of the principal business and principal office of Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Foundation, Yucaipa Capital Fund and Yucaipa/F4L Partners is c/o The Yucaipa Companies, 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Ronald W. Burkle, Patrick L. Graham, Ira L. Tochner, Robert I. Bernstein, Lawrence K. Kalantari and Linda McLoughlin Figel is c/o The Yucaipa Companies 10000 Santa Monica Boulevard, Fifth Floor, Los Angeles, California 90067. The business address of Darren W. Karst is c/o Dominick's Finer Foods, 505 Railroad Avenue, Northlake, Illinois 60164. The address of the principal business and principal office of each of Yucaipa Capital Advisors, Yucaipa Capital Partners, L.P. and Yucaipa Auto Partners, L.P. is c/o The Yucaipa Companies, 10000 Santa Monica Boulevard, Los Angeles, California 90067. The business address of each of George G. Golleher, Harold McIntire and Darrel Willoughby is c/o Ralphs Grocery Company, 1100 West Artesia Boulevard, Compton, California 90220. The business address of each of Joe Burkle and David Gammon is c/o Falley's, Inc., 3120 S. Kansas Avenue, Topeka, Kansas 66611. The business address of Richard d'Abo is c/o Creative Cafe Wilshire, 640 San Vicente Boulevard, Suite 70, Los Angeles, California 90048. The business address of Greg Gammon is 15751 Golden Spur, Riverside, California 92504. The business address of Larry Larkin is c/o Larkin Properties, 1700 E. Desert Inn Road, Suite 405, Las Vegas, Nevada 89109. The business address of Rex H. Lewis is c/o Avante Homes, 2325 A Renaissance Drive, Las Vegas, Nevada 89119. The business address of Douglas L. McKenzie is c/o Big Sur Bottled Water, 21875 Rosehart Way, Salinas, California 93921. The business address of Michael Saltman is c/o The Vista Group, 2295 A Renaissance Drive, Las Vegas, Nevada 89119. The address of Charles Smith is 3527 Copper Kettle Way, Orange, California 92867. The business address of each of Robert G. Miller, Roger A. Cooke and Kenneth Thrasher is c/o Fred Meyer, Inc., 3800 SE 22nd Avenue, Portland, Oregon 97202. The address of the principal business and principal office of each of Jeffrey P. Smith, Fred L. Smith, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith is c/o Smith's Food & Drug Centers, Inc., 1550 South Redwood Road, Salt Lake City, Utah 84104. The address of the principal business and principal office of the Dee Glen Smith Marital Trust I is c/o Ida W. Smith, 1066 North East Capital Boulevard, Salt Lake City, Utah 84103. Each of the Dee Glen Smith Marital Trust I, the Trust for the Children of Jeffrey P. Smith and the Trust for the Children of Fred L. Smith was formed under Utah law.

        Item 2(c) is amended to incorporate the following:

        The principal business of each of F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa/F4L Partners is to invest in the Common Stock. The principal business of each of Yucaipa Capital Advisors and Yucaipa Capital Partners, L.P. is to own an interest in and manage certain entities which invest in the Common Stock. The principal business of Yucaipa Auto Partners, L.P. is to own an interest in and manage certain assets, including entities which invest in the Common Stock. The principal purpose of Foundation is as a not-for-profit charitable organization. The present principal occupation or employment of George G. Golleher and Harold McIntire is as the Chief Executive Officer of Food 4 Less and the President of the Food 4 Less Division of Ralphs Grocery Company, respectively. The present principal occupation or employment of Joe Burkle and David Gammon is as the President and Assistant to the President, respectively, of Falley's, Inc. The present principal occupation or employment of Richard d'Abo is in the operations of a post-production film company. The present principal occupation or employment of Greg Gammon is as a salesman. Larry Larkin and Charles Smith are retired. The present principal occupation or employment of Rex H. Lewis and Michael Saltman is as a developer. The present principal occupation or employment of Douglas L. McKenzie is as the President of Big Sur Bottled Water. The present principal occupation or employment of Darrel Willoughby is as a construction manager. The present principal occupation of Robert G. Miller, Roger A. Cooke and Kenneth Thrasher is as the Chief Executive Officer, Senior Vice President and General Counsel and Executive Vice President and Chief Administrative Officer, respectively, of the Company.

        Item 2(f) is amended to incorporate the following:

        To the best of the Reporting Persons' knowledge, each of George G. Golleher, Joe Burkle, David Gammon, Greg Gammon, Larry Larkin, Rex H. Lewis, Harold McIntire, Douglas L. McKenzie, Michael Saltman,




                                 (Page 19 of 25)

Charles Smith, Darrel Willoughby, Robert G. Miller, Roger A. Cooke and Kenneth Thrasher is a United States citizen. To the best of the Reporting Persons' knowledge, Richard d'Abo is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

        Item 3 is amended to incorporate the following:

        The consideration for (i) the additional shares of Common Stock acquired by certain of the Reporting Persons and (ii) the shares of Common Stock acquired by the New Reporting Persons was common stock, par value $.01 per share, of Food 4 Less and, in the case of Yucaipa, a warrant to purchase shares thereof, in each case held by the Reporting Persons prior to March 10, 1998. On March 10, 1998 (the "Fred Meyer/Food 4 Less Merger Closing Date"), pursuant to the Agreement and Plan of Merger, dated as of November 6, 1997 (the "Fred Meyer/Food 4 Less Merger Agreement"), by and among the Company, Food 4 Less and FFL Sub, FFL Sub merged with and into Food 4 Less with Food 4 Less surviving the Fred Meyer/Food 4 Less Merger and becoming a wholly owned subsidiary of Fred Meyer. In connection therewith, all outstanding shares of capital stock of Food 4 Less, together with the warrant to purchase shares of common stock of Food 4 Less held by Yucaipa, were converted into shares of Common Stock.

Item 4. Purpose of Transaction.

        Item 4 is restated in its entirety as follows:

        The New Reporting Persons acquired the Common Stock and certain of the Original Reporting Persons acquired additional shares of the Common Stock for investment pursuant to the Fred Meyer/Food 4 Less Merger. A copy of the Fred Meyer/Food 4 Less Merger Agreement is filed as Exhibit 99.2 to the Current Report on Form 8-K dated November 6, 1998 of the Company, filed with the Commission on November 14, 1997.

        The Reporting Persons intend to review their investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company.

        Except as described herein and in Item 6 below, neither the Reporting Persons, nor to the best of their knowledge, any of the individuals referred to in paragraph (a) of Item 2, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive of Item 4 to Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer.

        The response to Item 5 is amended as follows:

        Item 5(a) is restated in its entirety as follows:

        (a) Arizona Partners owns 574,522 shares of Common Stock (approximately 0.4% of the total number of outstanding shares of Common Stock as of March 10,
1998); Smitty's Partners owns 631,400 shares of Common Stock (approximately 0.4% of the total number of outstanding shares of Common Stock as of March 10, 1998); Smitty's Partners II owns 287,264 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of March 10, 1998); SSV Partners owns 2,813,760 shares of Common Stock (approximately 1.8% of the total number of outstanding shares of Common Stock as of March 10, 1998); Yucaipa owns 986,845 shares of Common Stock (approximately 0.6% of the total number of outstanding shares of Common Stock as of March 10, 1998) and is the record holder of a currently exercisable warrant entitling it to purchase up to 3,869,366 shares of Common Stock, which shares it may be deemed to beneficially own pursuant to Section 13d-





                                 (Page 20 of 25)

3(d)(1) of the Act; F4L Equity Partners owns 3,798,526 shares of Common Stock (approximately 2.5% of the total number of outstanding shares of Common Stock as of March 10, 1998); FFL Partners owns 365,429 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of March 10, 1998); Foundation owns 28,165 shares of Common Stock (less than 0.1% of the total number of outstanding shares of Common Stock as of March 10,
1998); Yucaipa Capital Fund owns 335,712 shares of Common Stock (approximately 0.2% of the total number of outstanding shares of Common Stock as of March 10,
1998); Yucaipa/F4L Partners owns 79,719 shares of Common Stock (approximately 0.1% of the total number of outstanding shares of Common Stock as of March 10,
1998); Ronald W. Burkle owns 827,321 shares of Common Stock (approximately 0.5% of the total number of outstanding shares of Common Stock as of March 10, 1998); Jeffrey P. Smith owns 1,372,994 shares of Common Stock (approximately 0.9% of the total number of outstanding shares of Common Stock as of March 10, 1998) and is the trustee of the Dee Glen Smith Marital Trust I and the Trust for the Children of Jeffrey P. Smith; Fred L. Smith owns 530,686 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of March 10, 1998) and is the trustee of the Trust for the Children of Fred L. Smith; the Dee Glen Smith Marital Trust I owns 471,002 shares of Common Stock (approximately 0.3% of the total number of outstanding shares of Common Stock as of March 10, 1998); the Trust for the Children of Jeffrey P. Smith owns 1,176,740 shares of Common Stock (approximately 0.8% of the total number of outstanding shares of Common Stock as of November 6, 1997); and the Trust for the Children of Fred L. Smith owns 1,383,996 shares of Common Stock (approximately 0.9% of the total number of outstanding shares of Common Stock as of March 10, 1998).

        Item 5(b) is amended to incorporate the following:

        Each of F4L Equity Partners, FFL Partners, Yucaipa Capital Fund and Yucaipa/F4L Partners, acting through its respective general partner(s), has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by them. In addition, (i) Yucaipa may be deemed to beneficially own the shares of Common Stock directly owned by FFL Partners and Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of its pecuniary interest therein), (ii) Yucaipa Capital Fund may be deemed to beneficially own the shares of Common Stock directly owned by Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of its pecuniary interest therein) and (iii) Ronald W. Burkle may be deemed to beneficially own the shares of Common Stock directly owned by Yucaipa, Arizona Partners, Smitty's Partners, Smitty's Partners II, SSV Partners, F4L Equity Partners, FFL Partners, Foundation, Yucaipa Capital Fund and Yucaipa/F4L Partners, but disclaims any such ownership (except to the extent of his pecuniary interest therein). Ronald W. Burkle has the sole power to vote or direct the vote, and to dispose or to direct the disposition of shares of Common Stock beneficially held by him. Foundation, acting through its board of directors, has the sole power to vote or direct the vote, and to dispose or direct the disposition of the shares of Common Stock beneficially owned by it.

        Item 5 (c) is restated in its entirety as follows:

        (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of the Reporting Persons during the past 60 days.

        Item 5(e) is restated in its entirety as follows:

        The Voting Agreement terminated upon consummation of the Fred Meyer/Food 4 Less Merger on March 10, 1998, and the Former Reporting Persons and the other Reporting Persons no longer have any agreement with respect to the voting of shares of Common Stock, as previously reported in Amendment No. 1 to the Statement. As a result, (i) the Former Reporting Persons can no longer be deemed to beneficially own shares of Common Stock beneficially owned by the other Reporting Persons and (ii) none of the Former Reporting Persons is the beneficial of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended to incorporate the following:




                                 (Page 21 of 25)

        In connection with the Fred Meyer/Food 4 Less Merger, (i) the Company, certain of the Reporting Persons and certain other Persons entered into that certain Registration Rights Agreement dated as of March 10, 1998 (the "Food 4 Less Registration Rights Agreement"), (ii) the Company and certain affiliates of Yucaipa amended the terms of that certain Registration Rights Agreement, dated as of September 9, 1997, by and among the Company and the parties listed on the signature pages thereto and (iii) the Voting Agreement terminated pursuant to its terms.

THE FOOD 4 LESS REGISTRATION RIGHTS AGREEMENT

        On the Fred Meyer/Food 4 Less Merger Closing Date, the Company entered into the Food 4 Less Registration Rights Agreement with F4L Equity Partners, Ronald W. Burkle, FFL Partners, Yucaipa Capital Fund, Yucaipa, Yucaipa/F4L Partners, Apollo Investment Fund, L.P., Apollo Investment Fund III, L.P., Apollo UK Partners, III, L.P., Apollo Overseas Partners III, L.P. and F4L/AB Investors. Under the terms of the Food 4 Less Registration Rights Agreement, the Company has filed with the Commission a shelf registration statement on Form S-3 that registers for possible resale all of the Common Stock acquired by those parties pursuant to the Fred Meyer/Food 4 Less Merger. The Company is obligated to keep such shelf registration statement effective, subject to certain conditions, until the one year anniversary date (the "Shelf Termination Date") of the date such shelf registration statement has been declared effective.

        Upon written notice to the Company from Apollo Investment Fund, L.P. or certain of its affiliates at any time after the Shelf Termination Date (but not later than the date which is 180 days after the Shelf Termination Date) requesting that the Company effect the registration under the Securities Act of any or all of the Registrable Securities held by such persons, the Company shall prepare and, within 60 days after such request, file with the Commission a registration statement with respect to such Registrable Securities and thereafter use its reasonable best efforts to cause such registration statement to be declared effective under the Securities Act.

        The Company has agreed to pay its expenses associated with the registration of Registrable Securities, regardless of whether any registration statement required by the Food 4 Less Registration Rights Agreement becomes effective. In addition, the Company will provide customary indemnification to any party who participates in any registration effected under the Food 4 Less Registration Rights Agreement.

AMENDMENT TO REGISTRATION RIGHTS AGREEMENT

        That certain Registration Rights Agreement, dated as of September 9, 1997, by and between the Company, Yucaipa and certain of its affiliates has been amended to provide that Registrable Securities of Yucaipa are "registrable securities" under such agreement.

        The foregoing summaries of the Food 4 Less Registration Rights Agreement and the Amendment to Registration Rights Agreement are qualified in their entirety by reference to the agreements which are attached hereto as exhibits and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 99.1. Registration Rights Agreement, dated as of March 10,
                      1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

        Exhibit 99.2. Amendment to Registration Rights Agreement, dated as of March 10, 1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

        Exhibit 99.3. Joint Filing Agreement.





                                 (Page 22 of 25)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1998                     Yucaipa Arizona Partners, L.P.
                                           Yucaipa Smitty's Partners, L.P.
                                           Yucaipa Smitty's Partners II, L.P.
                                           Yucaipa SSV Partners, L.P.
                                           FFL Partners
                                           Yucaipa/F4L Partners

                                           By: The Yucaipa Companies
                                           Its General Partner


                                           By:  /s/ Ronald W. Burkle
                                              ---------------------------------
                                           Name:   Ronald W. Burkle
                                           Title:  General Partner




Dated:  March 19, 1998                     The Yucaipa Companies


                                           By:   /s/ Ronald W. Burkle
                                              ---------------------------------
                                           Name:   Ronald W. Burkle
                                           Title:  General Partner



Dated:  March 19, 1998                     F4L Equity Partners, L.P.
                                           Yucaipa Capital Fund

                                           By:  Yucaipa Capital Advisors, Inc.
                                           Its General Partner


                                           By:  /s/ Ronald W. Burkle
                                              ---------------------------------
                                           Name:   Ronald W. Burkle
                                           Title:



Dated:  March 19, 1998                     Fred Meyer/Smith's Foundation


                                           By:  /s/ Ronald W. Burkle
                                              ---------------------------------
                                           Name:   Ronald W. Burkle
                                           Title:





                                 (Page 23 of 25)

Dated:  March 19, 1998

                                               /s/ Ronald W. Burkle
                                              ---------------------------------
                                              Ronald W. Burkle

Dated:  March 19, 1998

                                              /s/ Jeffrey P. Smith
                                              ---------------------------------
                                              Name:   Jeffrey P. Smith

Dated:  March 19, 1998

                                              /s/ Fred L. Smith
                                              ---------------------------------
                                              Name:   Fred L. Smith

Dated:  March 19, 1998                        The Dee Glen Smith Marital Trust


                                              By:   /s/ Jeffrey P. Smith
                                              ---------------------------------
                                              Name:   Jeffrey P. Smith
                                              Title: Trustee

Dated:  March 19, 1998                        The Trust for the Children of
                                              Jeffrey P. Smith


                                              By:   /s/ Jeffrey P. Smith
                                              ---------------------------------
                                              Name:   Jeffrey P. Smith
                                              Title: Trustee

Dated:  March 19, 1998                        The Trust for the Children of
                                              Fred L. Smith


                                              By:   /s/ Fred L. Smith
                                              ---------------------------------
                                              Name:   Fred L. Smith
                                              Title: Trustee





                                 (Page 24 of 25)

                                  EXHIBIT INDEX


        Exhibit 99.1. Registration Rights Agreement, dated as of March 10,
                      1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

        Exhibit 99.2. Amendment to Registration Rights Agreement, dated as of March 10, 1998, by and among Fred Meyer, Inc. and the persons listed on the signature pages thereto.

        Exhibit 99.3. Joint Filing Agreement.












                                 (Page 25 of 25)